NEWPORT CORPORATION
1791 DEERE AVENUE
IRVINE, CA 92606
949.863.3144

September 26, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:      Martin James, Senior Assistant Chief Accountant

Re:                             Newport Corporation

File No. 000-01649

Responses to SEC Staff comments made by letter dated September 18, 2012

Ladies and Gentlemen:

Newport Corporation (the “Company”) hereby respectfully submits its responses to the SEC Staff comments made by letter dated September 18, 2012, relating to the Company’s Amendment No. 1 to Form 10-K for the fiscal year ended December 31, 2011 and the Company’s Amendment No. 1 to Form 8-K dated October 4, 2011.

The Company’s responses are keyed to numbered paragraphs that correspond to the comments made by the SEC Staff in the September 18, 2012 letter.  Each response is preceded by a reproduction of the corresponding SEC Staff comment.

Amendment No. 1 to Form 8-K dated October 4, 2011

Exhibit 99.2

1.                                      We note your responses to prior comments 7 and 8. In future filings, to eliminate investor confusion, please have your auditors clearly identify the specific subsidiaries audited by other auditors and the periods covered by such audits. Please refer to the sample report provided at AU 543.09.

Response 1:

The Company confirms that, in future filings, it will request that Kost Forer Gabbay & Kasierer clearly identify the specific subsidiaries audited by other auditors and the periods covered by such audits.

Acknowledgments

2.                                      As previously requested in our letter dated August 29, 2012, please provide a written statement from the company with the following acknowledgments without modification:

•                  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response 2:

The Company respectfully submits that the proviso it added to the end of the third acknowledgment above in its September 13, 2012 response letter merely clarifies that the waiver requested by the Staff does not operate as a waiver of any other defenses or counterclaims otherwise available to it, and does not in any way affect the waiver requested by the Staff.  Nevertheless, as requested by the Staff, the Company acknowledges that:

•                  the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the responses set forth herein or require additional information, please contact me by telephone at (949) 253-1273, or by facsimile at (949) 253-1221.

Sincerely,

/s/ Charles F. Cargile

Charles F. Cargile
Senior Vice President and Chief Financial Officer

cc: Kate Tillan, Assistant Chief Accountant